 Exhibit 99.1

First Mining Reports 5.26 g/t Au over 19.55 m as Drilling Expands Miroir Discovery at the Duparquet Project

•	DUP26-093 returns 5.26 g/t Au over 19.55 m, including 7.58 g/t over 12.95 m and including 21.80 g/t over 1.0 m
•	DUP26-096 returns 3.43 g/t Au over 28.0 m, including 10.36 g/t Au over 7.20 m

VANCOUVER, BC, Sept. 10, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce initial results from the 2026 exploration drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company commenced its 2026 drilling program at the Project in May 2026 and is targeting to complete an estimated 15,000 m of drilling focused on exploration and resource advancement opportunities. The results reported here are primarily from the Miroir target, a high-priority discovery zone first identified by First Mining in its 2024 drill program and further delineated and advanced through follow-up drilling in 2025 and 2026.

•	Drill holes DUP26-093 to DUP26-096 successfully targeted an important easterly and down plunge extension and returned the following highlights: DUP26-093 returned 5.26 g/t Au over 19.55 m, including 7.58 g/t Au over 12.95 m, and including 21.80 g/t Au over 1.0 m
•	DUP26-095 returned 3.36 g/t Au over 15.8 m, including 15.10 g/t Au over 2.0 m, and 3.54 g/t Au over 4.2 m, including 7.28 g/t Au over 1.0 m
•	DUP26-096 returned 3.43 g/t Au over 28.0 m, including 10.36 g/t Au over 7.2 m, and 2.99 g/t Au over 4.6 m, as well as 4.90 g/t Au over 2.7 m

In addition, drill hole DUP26-092 returned 3.33 g/t Au over 5.0 m, including 7.20 g/t Au over 1.0 m, and validated an extension of the mineralization towards the west and at depth (See Table 1 and 3 for details). The deposit remains open in all directions for additional exploration.

"We continue to be very active with our exploration program at Duparquet and are excited to announce the initial results from our 2026 program. The continued high-grade results from Miroir are very encouraging and demonstrate the potential of this target to become an important contributor to future resource growth and development planning at our Duparquet Project," stated Dan Wilton, CEO of First Mining. "We are pleased with the progress made through our successive drill programs and the continued expansion of mineralization at Miroir. With additional results still pending, we look forward to further advancing this target and evaluating its potential within the broader Duparquet Project."

In 2025, drilling at the Miroir target tested mineralization over a strike length of 150 m and to a vertical depth of 250 m. Building on these results, the 2026 exploration program has focused on testing extensions of the mineralized zone, with initial results received to date extending the known strike length to approximately 220 m, while also extending mineralization at depth in areas to the east and west (Figures 1 and 2).

Drilling at the Miroir target continues to demonstrate the potential for further expansion of mineralization at the Duparquet Project, with the multiple robust gold intercepts returned to date supporting the growing scale and continuity of the mineralized zone. The 2026 drilling program has continued to test the target along strike and at depth, further advancing the Company's understanding of the geometry and extent of mineralization. Additional drill results remain pending.

2026 Drilling and Resource Model Advancement

The 2026 drilling program at the Duparquet Project commenced in May 2026 and are continuing into Q4 2026, with the Company targeting the completion of a 15,000 m drilling campaign focused on key exploration and resource advancement opportunities. Assay results from the ongoing programs continue to be received, with additional results and interpretations to be disclosed in future updates as ongoing integration and modelling work continues.

In addition, First Mining has initiated an update to the Duparquet Project resource model to incorporate drilling completed since the current Mineral Resource Estimate, which has an effective date of September 12, 2022. Since that time, the Company has completed 48,000m of drilling across the Project at established resource areas and emerging exploration targets. The updated resource model will incorporate this new drilling and provide an opportunity to evaluate the potential impact of the additional data on the Project's mineral resource and geological understanding.

First Mining Gold
Miroir
Central Duparquet
Valentre
Dumico
Plunge +78
Azimuth 344
0 50 100 150 200
Legend
Near Surface Geology
Syenite
Mafic Volcanics
Porcupine Sediments
Timiskaming Sediments
Gabbro
Mafic Intrusive
First Mining Drill Hole Trace
Drill Hole Trace (Other)
Current Mineralized Zones
Au g*m
> 30
20 - 30
10 - 20
5 - 10
Miroir

Figure 1: Plan view map, highlighting the Miroir Target’s location in relation to known mineralized and exploration zones in the Central Duparquet-Dumico area

Figure 2: Miroir Long Section, highlighting recent drilling as well as the open-ended potential of the Miroir interpreted structure

The latest reported assays represent approximately 1,553 m of drilling from a total of 2,994 m across 11 drill holes drilled at the Miroir target this year. These holes were focused on advancing the understanding of mineralization controls at Miroir and extending the target depth while testing the down-dip potential. Assay highlights are provided in Table 1, with the full list of assay results presented in Table 3 and drill collar details in Table 4.

Table 1: Latest Significant 2026 Drill Intercepts

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)
DUP26-092		155.5	156.5	1.0	11.80
DUP26-092		181.0	186.0	5.0	3.33
DUP26-092	inc.	181.0	182.0	1.0	7.20
DUP26-092		190.0	196.2	6.2	2.61
DUP26-093		182.0	201.55	19.55	5.26
DUP26-093	inc.	185.9	198.85	12.95	7.58
DUP26-093	and inc.	196.0	197.0	1.0	21.80
DUP26-095		1.2	17.0	15.8	3.36
DUP26-095	inc.	2.0	4.0	2.0	15.10
DUP26-095		170.3	174.5	4.2	3.54
DUP26-095	inc.	172.0	173.0	1.0	7.28
DUP26-096[1]		2.0	15.0	13.0	1.89
DUP26-096[1]		192.3	195.6	3.3	1.56
DUP26-096[1]		224.2	228.45	4.25	1.83
DUP26-096[1]		234.35	262.35	28.0	3.43
DUP26-096[1]	inc.	252.0	259.2	7.2	10.36
DUP26-096[1]		266.5	271.1	4.6	2.99
DUP26-096[1]		347.0	349.7	2.7	4.90
[1] Assay results for the final 12 samples of drill hole DUP26-96 remain pending and are not included in the results reported above.

Additional Details on Miroir

The Miroir target forms an important part of a recently unlocked exploration advancement area located along the eastern mineralization trend of the Duparquet Project gold deposits. Exploration of the area also includes the CVD series of deposits as well as open trends to the north and south. The area is thought to represent new growth opportunities where a strong potential for additional continuity of gold mineralization and discoveries may exist along strike, down dip, and down plunge.

The 2026 drilling at the Miroir target focused on further delineating the extent of near-surface mineralization discovered in 2024. In 2025, drilling confirmed multiple near-surface gold zones and extended the discovery to a vertical depth of 250m which spanned approximately 150 m of strike length. A series of significant intercepts have been returned at Miroir to date (Table 2), with the most recent drilling continuing to confirm and expand the target area, extending mineralization to a strike length of 220 m and highlighting multiple near-surface gold zones.

Notable results from the most recent drilling include drill hole DUP26-093 returning 5.26 g/t Au over 19.55 m from 182.0 m to 201.55 m, including 7.58 g/t Au over 12.95 m, and including 21.80 g/t Au over 1.0 m. Drillhole DUP26-096 returned 3.43 g/t Au over 28.0 m from 234.35 m to 262.35 m, including 10.36 g/t over 7.2 m. These results continue to demonstrate the potential for multiple, high-quality gold zones within the Miroir target and reinforce its potential for further growth.

High-grade mineralization at the Miroir target is associated with coincident brittle deformation within a volcanic package proximal to syenite contacts. Mineralized intercepts are spatially correlated with northeast-southwest-striking D2 deformation zones that coincide with a geophysically inferred basalt-syenite contact plunging to the east.

In the most recent drill holes, mineralization is hosted within a mixed package composed primarily of basalt with syenite clasts. This strongly brecciated unit is silica-altered and contains 2-5% very fine-grained, disseminated to fracture-controlled bronze pyrite. In some areas, the alteration is sufficiently intense that evidence of the primary textures has been completely overprinted.

Table 2: Previous Disclosure Highlights from the Miroir target

Drill Hole	Interval	Disclosure Date
DUP24-048	3.12 g/t Au over 19.35 m, including 5.47 g/t Au over 9.60 m and including 11.26 g/t Au over 3.0 m	January 20, 2025
DUP25-052	2.77 g/t Au over 11.1 m, including 4.36 g/t Au over 6.5 m	May 28, 2025
DUP25-064	3.23 g/t Au over 25.9 m, including 11.20 g/t Au over 2.0 m, and including 10.16 g/t Au over 1.4 m	September 24, 2025
DUP25-078	2.01 g/t Au over 29.8 m, including 15.70 g/t Au over 0.75 m and 18.20 g/t Au over 1.0 m	November 10, 2025
DUP25-085	3.74 g/t Au over 15.5 m and 7.18 g/t over 8.0 m, including 30.58 g/t over 1.65 m	March 9, 2026
DUP25-090	4.08 g/t Au over 12.0 m, including 11.20 g/t Au over 1.0 m	March 9, 2026

Table 3: Latest Assay Results from 2026 Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)
DUP26-092		55.0	59.0	4.0	0.79
DUP26-092		112.1	118.4	6.3	0.57
DUP26-092		135.0	136.0	1.0	0.49
DUP26-092		141.0	142.0	1.0	3.11
DUP26-092		155.5	156.5	1.0	11.80
DUP26-092		158.0	160.0	2.0	0.83
DUP26-092		181.0	186.0	5.0	3.33
DUP26-092	including	181.0	182.0	1.0	7.20
DUP26-092		190.0	196.2	6.20	2.61
DUP26-092		255.0	259.0	4.0	1.13
DUP26-093		160.1	166.05	5.95	0.78
DUP26-093		173.0	174.0	1.0	0.98
DUP26-093		182.0	201.55	19.55	5.26
DUP26-093	including	185.9	198.85	12.95	7.58
DUP26-093	and including	196.0	197.0	1.0	21.80
DUP26-094		231.0	233.1	2.1	1.69
DUP26-094		243.0	245.0	2.0	1.19
DUP26-094		249.0	250.0	1.0	0.50
DUP26-094		258.0	264.0	6.0	0.54
DUP26-094		268.0	271.0	3.0	1.25
DUP26-094		302.0	303.0	1.0	1.48
DUP26-095		1.2	17.0	15.8	3.36
DUP26-095	including	2.0	4.0	2.0	15.10
DUP26-095		170.3	174.5	4.2	3.54
DUP26-095	including	172.0	173.0	1.0	7.28
DUP26-095		246.0	247.0	1.0	0.54
DUP26-095		257.89	258.6	0.71	0.89
DUP26-096[1]		2.0	15.0	13.0	1.89
DUP26-096[1]		192.3	195.6	3.3	1.56
DUP26-096[1]		208.1	208.6	0.5	1.71
DUP26-096[1]		213.3	214.0	0.7	1.85
DUP26-096[1]		216.8	217.45	0.65	0.54
DUP26-096[1]		224.2	228.45	4.25	1.83
DUP26-096[1]		234.35	262.35	28.0	3.43
DUP26-096[1]	including	252.0	259.2	7.2	10.36
DUP26-096[1]		266.5	271.1	4.6	2.99
DUP26-096[1]		347.0	349.7	2.7	4.90
DUP26-096[1]		359.0	363.0	4.0	1.07
* Reported intervals are drilled core lengths. True widths have not yet been determined as the geometry and orientation of the mineralized zones remain under evaluation as exploration drilling continues. Assay values are uncut.
¹ Assay results for the final 12 samples of drill hole DUP26-96 remain pending and are not included in the results reported above.

Table 4: Latest 2026 Drill Hole Locations

	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP26-092	340	-63	330	633531	5374046
DUP26-093	0	-50	258	633718	5374026
DUP26-094	0	-59	324	633718	5374026
DUP26-095	2	-48	260	633670	5374020
DUP26-096	0	-56	381	633670	5374020
Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is situated in the Abitibi Greenstone Belt and is geographically located approximately 50 km northwest of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2026 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Caroline Pienaar, P.Geo., Director of Exploration for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where the federal Environmental Assessment for the Springpole Project was approved in June 2026, , and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project in Ontario and a large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include but are not limited to, statements with respect to: (i) the potential for resource growth and future exploration success at the Project; (ii) the commencement and success of any environmental baseline programs at the Project; (iii) the compilation and interpretation of the drilling results at the Project; (iv) publication of a feasibility at the Duparquet Project; (v) feasibility and permitting activities related to the Springpole Gold Project; and (vi) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 10-SEP-26